UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

CAREVIEW COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

141743 10 4

(CUSIP Number)

L. ALLEN WHEELER

401 West Evergreen

Durant, OK 74701

(580) 924-2301

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 23, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141743 10 4
1.		Name of Reporting Persons. L. Allen Wheeler
2.		Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.		SEC Use Only
4.		Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,900,381
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 14,900,381
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 14,900,381
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.		Percent of Class Represented by Amount of Row (11) 10.73%
14.		Type of Reporting Person IN

CUSIP No. 141743 10 4
1.		Name of Reporting Persons. Dozer Man, LLC, an Oklahoma entity solely owned by L. Allen Wheeler
2.		Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.		SEC Use Only
4.		Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,201,820
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 14,201,820
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 14,201,820
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.		Percent of Class Represented by Amount of Row (11) 10.22%
14.		Type of Reporting Person OO

CUSIP No. 141743 10 4
1.		Name of Reporting Persons. Global FG, LLC, a Texas entity solely owned by L. Allen Wheeler
2.		Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.		SEC Use Only
4.		Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,216
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 32,216
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 32,216
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.		Percent of Class Represented by Amount of Row (11) 0.02%
14.		Type of Reporting Person OO

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on September 29, 2010 (the "Schedule 13D"). Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of CareView Communications, Inc., a Nevada corporation ("Company" or "Issuer"). The address of the principal executive office of the Company is 405 State Highway 121, Suite B-240, Lewisville, TX 75067.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Names: L. Allen Wheeler, Dozer Man, LLC, an Oklahoma entity solely owned by Mr. Wheeler, and Global FG, LLC, a Texas entity of which Mr. Wheeler owns 50% (the "Reporting Persons").

(b) Residence or Business Address of Reporting Persons: 401 West Evergreen, Durant, OK 74701.

(c) Present principal occupation or employment of Reporting Persons: Rancher and owner of real estate investments.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) Citizenship: Mr. Wheeler is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Acquisition of Shares of the Issuer

Mr. Wheeler, through Dozer Man, LLC, received 12,038,175 shares of the Company's Common Stock pursuant to the Securities Exchange Agreement ("Agreement") dated September 28, 2007 between CareView Communications, Inc., a Texas corporation, and Ecogate, Inc. Subsequently, Dozer Man, LLC received 1,990,570 shares of the Company's Common Stock upon a distribution of InvestSearch, LLC, an entity in which Mr. Wheeler owned 22.5%.

On November 11, 2008, the Company converted a loan from Mr. Wheeler in which an aggregate of principal and interest of $43,103.73 was converted into 82,892 shares of the Company’s Common Stock at $0.52 per share.

On November 13, 2008, the Company converted a loan from InvestSearch Management, LLC, an entity in which Mr. Wheeler owned 22.5% ("InvestSearch") for principal and accrued interest in the aggregated amount of $37,971.82. InvestSearch was issued an aggregate of 73,023 shares of the Company’s Common Stock at $0.52 per share. On December 14, 2009, the members of InvestSearch agreed to distribute the shares and Mr. Wheeler, through Dozer Man, received 24,341 of the 73,023 shares.

On November 17, 2008, Mr. Wheeler, through Dozer Man, transferred 134,931 shares in a private transaction.

On January 8, 2010, Mr. Wheeler, through Dozer Man, was transferred 148,734 shares of the Company’s Common Stock from an unaffiliated party in a private transaction.

On May 5, 2010, Mr. Wheeler converted a debt owed by the Company for principal and accrued interest in the aggregated amount of approximately $92,566. Mr. Wheeler was issued an aggregate of 178,013 shares of the Company’s Common Stock at $0.52 per share.

On January 6, 2012, Mr. Wheeler was transferred 104,430 shares in exchange for a debt in the amount of $83,540 in a private transaction.

On August 13, 2012 and August 14, 2012, Mr. Wheeler purchased 46,000 and 4,000 shares, respectively, of the Company's Common Stock in the market.

On March 27, 2013, the Company executed a Securities Purchase Agreement (the "Purchase Agreement") with multiple investors (collectively, the "Investors") relating to the sale and issuance of shares of the Company's common stock and warrants to purchase common stock in a private offering. At the closing on April 1, 2013, Mr. Wheeler purchased 101,010 shares of the Company's Common Stock at a price of $0.495 per share for an aggregate purchase price of $50,000. Mr. Wheeler did not purchase any warrants thereunder.

On January 23, 2014, Mr. Wheeler, through Dozer Man, received 134,931 shares of the Company's Common Stock in lieu of payment of a promissory note for approximately $68,727. The 134,931 shares had been held as collateral for payment of the promissory note and were transferred to Dozer Man upon default.

On January 23, 2014, Mr. Wheeler, through Global FG, received 64,433 shares of the Company's Common Stock in lieu of payment of a promissory note for approximately $32,819. The 64,433 shares had been held as collateral for payment of the promissory note and were transferred to Global FG upon default. As Mr. Wheeler only owns 50% of Global FG, he disclaims beneficial ownership to 32,216 shares.

Taking the above transactions into account, Mr. Wheeler beneficially owns 14,750,381 shares of the Company's Common Stock.

Acquisition of Derivative Securities of the Issuer

Non-Qualified Stock Options (“Options”)

On January 6, 2010, Mr. Wheeler was issued an Option under the CareView Communications, Inc. 2009 Stock Incentive Plan (the “2009 Plan”) for 75,000 underlying shares of the Company’s Common Stock at an exercise price of $0.52 per share. The underlying shares of the ten-year Option vested immediately upon issuance. The Option was issued in exchange for the services provided by Mr. Wheeler for the year ended December 31, 2009 in his role as a director.

On March 26, 2010, Mr. Wheeler was issued an Option under the 2009 Plan for 75,000 underlying shares of the Company’s Common Stock at an exercise price of $0.52 per share. The underlying shares of the ten-year Option vest on December 31, 2010. The Option was issued in exchange for the services already provided and to be provided by Mr. Wheeler for the year ending December 31, 2010 in his role as a director.

Item 4. Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Wheeler directly owns 516,345 shares of the Company's Common Stock. He indirectly owns 14,201,820 shares through Dozer Man and 32,216 shares through Global FG. Mr. Wheeler also directly owns Options for the purchase of an additional 150,000 shares of the Company's Common Stock, bringing his direct and indirect ownership to an aggregate of 14,900,381 shares. The percentage of class for Mr. Wheeler is 10.73% and is based on 138,903,397 which would be outstanding if all of Mr. Wheeler's Options were exercised.

(b) Mr. Wheeler has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 14,900,381 shares of the Company's Common Stock owned directly or indirectly by him or to be acquired by him through the exercise of Options. (See Rows 7-10 of page 2 herein.)

(c) Please see Item 3 above for the description of the transaction relative to the shares and derivative securities acquired by the Reporting Persons.

(d) The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or derivative securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for as outlined herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Date of Document	Description of Document
10.0	March 27, 2013	Securities Purchase Agreement, form of*

___________________

*Filed as an exhibit to the Company's Current Report of Form 8-K filed with the Commission on March 28, 2013 and incorporated herein by reference.

(Signature page follows)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2014	By:	/s/ L. Allen Wheeler
L. Allen Wheeler, an individual and as Sole owner and Member of Dozer Man, LLC, and as 50% Owner and Member of Global FG, LLC